SUB-ITEM 77D

1. On November 1, 2002, Western Asset Management Company and Western Asset Management Company Limited assumed subadvisory responsibility for the Preferred Fixed Income Fund. In connection with this change in adviser, the investment policies of the Fund changed on such date. A description of the Fund's investment policies is included in the sections entitled "Risk/Return Summaries - Preferred Fixed Income Fund - Objective" and "Risk/Return Summaries - Preferred Fixed Income Fund - Principal Investment Strategies" in the Registrant's prospectus. Such sections are incorporated herein by reference to those portions of the Registrant's prospectus, filed on November 5, 2002 pursuant to Rule 497(e) of the Securities Act of 1933, accession number 0000891804-02-002188.

2. On November 1, 2002, the Preferred Large Cap Value Fund began to treat as large capitalization companies those companies with equity capitalizations of $7 billion and greater at the time of purchase. Previously, the Fund had treated as large capitalization companies those companies with equity capitalizations of $8 billion and greater at the time of purchase.

3. On July 31, 2002, each of the Preferred International Growth Fund, Preferred International Value Fund, Preferred Small Cap Growth Fund, Preferred Mid Cap Growth Fund, Preferred Large Cap Growth Fund, Preferred Large Cap Value Fund, Preferred Fixed Income Fund and Preferred Short-Term Government Securities Fund became subject to an investment policy to invest, under normal market conditions, at least 80% of its net assets in a particular type of investments suggested by the respective Fund's name in accordance with Rule 35d-1 under the Investment Company Act of 1940.